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                           GREENMOUNTAIN.COM COMPANY
                            55 Green Mountain Drive
                        South Burlington, Vermont  05403

                                  May 8, 2000

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

             Re:  GreenMountain.com Company
                  Registration Statement on Form S-1
                  (Registration No. 333-75171)
                  ----------------------------

Ladies and Gentlemen:

          In accordance with Rule 477 under the Securities Act of 1933, as amended, GreenMountain.com Company, a Delaware corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1, including all amendments thereto (collectively, the "Registration Statement"), be withdrawn as discussed by telephone between Renee Fried of the Staff and Troy B. Lewis of Jones, Day, Reavis & Pogue, counsel to the Company, on May 8, 2000.

          The Registration Statement was filed with the Securities and Exchange Commission for the purpose of registering shares of common stock, par value $0.01 per share, of the Company in connection with the Company's proposed initial public offering. As a result of market conditions, the Company ceased all activities in connection with the proposed public offering in late June 1999. The Company did not withdraw the Registration Statement at that time in the hope that market conditions would change so as to allow the Company to recommence and successfully complete the proposed public offering. However, as of the date hereof, no such change in market conditions has occurred, and the Company does not anticipate such a change will occur in the immediate future. Accordingly, the Company has determined to withdraw the Registration Statement at this time.

          The Company requests that the Commission grant, at the Staff's earliest convenience, an order approving this application.
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          Please contact John T. McCafferty or Troy B. Lewis of Jones, Day,
Reavis & Pogue, at 214.969.4854 and 214.969.3721, respectively, should you have any questions regarding this request.

                                      Sincerely,

                                      /s/ PETER H. ZAMORE

                                      Peter H. Zamore,
                                      Vice President, General Counsel and
                                      Secretary

cc:  Renee Fried
     Securities and Exchange Commission

     John T. McCafferty
     Troy B. Lewis
     Jones, Day, Reavis & Pogue